RED ROBIN GOURMET BURGERS, INC.
6312 S. Fiddler’s Green Circle, Suite 200N
Greenwood Village, Colorado 80111
June 8, 2020
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dan Morris
Red Robin Gourmet Burgers, Inc.
Registration Statement on
Form S‑3 (File No. 333-238806)
Dear Mr. Morris:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) of Red Robin Gourmet Burgers, Inc. (the “Company”) be accelerated to June 10, 2020 at 10:30 a.m. E.S.T. or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact David Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.
*****

Very truly yours,

Red Robin Gourmet Burgers, Inc.

By:	/s/ Lynn S. Schweinfurth
	Name:	Lynn S. Schweinfurth
	Title:	Executive Vice President and Chief Financial Officer